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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 HEALTHSTAR CORP
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    15850C201
                                 (CUSIP Number)

                                 James E. Myers
                            THOMAS & LIBOWITZ, P.A.
                                   SUITE 1100
                                100 LIGHT STREET
                              BALTIMORE, MD 21202
                                 (410) 752-2468
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 13, 1996
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement  / /
         (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
         (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



























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_______________________________________________________________________________

CUSIP No.  15850C201
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

                Marcy Engelbrecht
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Maryland, USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,500,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,500,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                27.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

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Item 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this statement relates is the Common Stock $.001 par value of HealthStar Corp, whose principal executive officer is Stephen J. Carder. The principal executive offices are located at 8745 West Higgins, Suite 300, Chicago, Illinois 60631.

Item 2.  IDENTITY AND BACKGROUND

         This is an amendment to the original Schedule 13D previously filed under the name Risk Resolution Group, a Maryland general partnership, and InfoPlan, Inc., a Delaware corporation. The original 13D is erroneous in that it states that Risk Resolution Group owned 1,500,000 shares of the Registrant. Those shares were owned by Marcy Engelbrecht and not Risk Resolution Group. Marcy Engelbrecht maintains her principal place of business at 19 Hillsyde Court, Cockeysville, Maryland 21030.

         Neither of the reporting parties have been convicted in any criminal proceeding in the last 5 years. The reporting parties have not, in the last five years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Marcy Engelbrecht, who was a controlling stockholder of MPLC, Inc., acquired her shares of the Registrant in exchange for her shares of MPLC, Inc., pursuant to an Exchange Agreement consummated on December 13, 1996.

Item 4.  PURPOSE OF THE TRANSACTION

         The transaction was the acquisition of one hundred percent of the capital stock of MPLC, Inc. by the Registrant. Pursuant to the Exchange Agreement, the Registrant acquired all of the right, title, and interest in and to the Acquisition Agreement between MPLC, Inc., the stockholders of MPLC, Inc., Winifred S. Hayes, Inc. d/b/a HAYES, Incorporated, and the stockholders of Winifred S. Hayes, Inc.

         The reporting parties had no immediate plans to acquire any additional shares of the Registrant, but intended to sell or trade some or all of their shares of the Registrant in order to facilitate their and the Registrant's acquisition of other businesses. There has been no other material change in the present capitalization or dividend policy of the Registrant. This transaction did not change control of the Registrant, as Marcy Engelbrecht was a controlling stockholder of the Registrant before the transaction.

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         The reporting parties owned the following shares and percentages of the Common Stock of the Registrant (percentages are based on the information as of December 13, 1996):

                  Reporting Party               Shares            Percentage
                  ---------------               ------            ----------
                  Marcy Engelbrecht             1,500,000           27.68%
                  InfoPlan, Inc.                  400,800            7.40%

         Marcy Engelbrecht disclaims beneficial ownership of any of the 400,800 shares held by InfoPlan, Inc. and InfoPlan, Inc. disclaims any beneficial ownership of any of the 1,500,000 shares held by Marcy Engelbrecht. InfoPlan, Inc. has the sole power to vote and dispose of the 400,800 shares held by it. Pursuant to an Irrevocable Proxy executed on January 8, 1997, Marcy Engelbrecht had granted voting control of its shares of stock jointly to Mr. Paul Caliendo, who was Chairman, President, and Chief Executive Officer of the Registrant on the date of the first filing, and Mr. Stephen J. Carder, who was Executive Vice President and Chief Financial Officer of the Registrant as of December 13, 1996. Marcy Engelbrecht had the sole power to dispose of the 1,500,000 shares held by her.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE REGISTRANT

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting parties with respect to their securities of the Registrant except that:
              (i) one of the Registrant's directors, Marcy Engelbrecht, is a 50% stockholder in InfoPlan, Inc.
              (ii) all of the shares of stock acquired by InfoPlan, Inc. in the reported transaction have been subscribed by outside investors, none of whom are expected to acquire a 5% or greater interest in the Registrant as a result.
              (iii) during March, 1997, Marcy Engelbrecht sold 147,000 of her shares of the Registrant to accredited outside investors and transferred 1,000,000 shares to InfoPlan Partners, LLC, in exchange for 1,000 units of the newly formed limited liability company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are being filed with this amendment. A copy of the Exchange Agreement dated December 13, 1996 was filed with the original Schedule 13D.

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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

           June 12, 1999                     /s/ Marcy Engelbrecht
         -----------------                  -----------------------
         Date                               Marcy Engelbrecht


           June 12, 1999                     /s/ Marcy Engelbrecht
         -----------------                  -----------------------
         Date                               Risk Resolution Group
                                            Marcy Engelbrecht


           June 12, 1999                     /s/ Zirk Engelbrecht
         -----------------                  -----------------------
         Date                               InfoPlan, Inc.
                                            Zirk Engelbrecht, President



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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